September 18, 2018

Anthony Skiadas
Senior Vice President and Controller
Verizon Communications Inc
1095 Avenue of the Americas
New York, New York 10036

       Re: Verizon Communications Inc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-08606

Dear Mr. Skiadas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications